Exhibit 99.2

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2025 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2025

Contents

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Balance Sheets

		June 30,	December 31,
		2025	2024
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	4A	192,028	126,224
Short-term deposits	4A	204,000	231,000
Marketable securities	4B	39,965	30,813
Trade accounts receivable, net		112,018	99,471
Inventories	4C	133,709	111,204
Other current assets	4D	21,218	21,347

Total current assets		702,938	620,059

Long term deposits		20,000	26,000
Marketable securities	4B	87,867	87,115
Long term inventory	4C	15,359	11,879
Deferred tax assets, net		3,711	3,090
Other assets, net		2,060	2,001
Property, plant and equipment, net	4E	56,805	54,196
Intangible assets, net	4F	11,656	13,357
Goodwill		74,345	74,345

Total non-current assets		271,803	271,983

Total assets		974,741	892,042

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		40,895	46,630
Other current liabilities	4G	89,080	77,280

Total current liabilities		129,975	123,910

Long term liabilities
Deferred tax liabilities, net		5,210	5,606
Other long-term liabilities		14,600	15,366
Convertible notes	4H	198,472	197,925
		218,282	218,897

Total liabilities		348,257	342,807

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2025 and at December 31, 2024;
47,794,821 issued shares at June 30, 2025 and 47,541,682 at December 31, 2024;
45,702,445 shares outstanding at June 30, 2025 and 45,449,306 at December 31, 2024;	3	178	177
Additional paid-in capital		223,206	214,931
Accumulated other comprehensive income		1,170	203
Retained earnings		403,828	335,822
		628,382	551,133
Treasury stock, at cost (2,092,376 shares as of June 30, 2025 and December 31, 2024)		(1,898)	(1,898)

Total shareholders' equity		626,484	549,235

Total liabilities and shareholders' equity		974,741	892,042

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands)

		Six months ended June 30,		Year ended December 31,
		2025	2024	2024
	Note	U.S. dollars		U.S. dollars
Revenues		241,955	199,601	429,234
Cost of revenues		118,780	103,638	219,283

Gross profit		123,175	95,963	209,951

Operating expenses:
Research and development		21,836	18,146	38,287
Selling, general and administrative	5A	36,665	30,694	63,595
Total operating expenses		58,501	48,840	101,882

Operating income		64,674	47,123	108,069

Financial income, net	5B	10,375	10,624	23,169

Income before income taxes		75,049	57,747	131,238

Income tax expense		(7,043)	(4,984)	(12,723)

Net income		68,006	52,763	118,515

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income per ordinary share:

		Six months ended June 30,		Year ended December 31,
		2025	2024	2024
	Note	U.S. dollars		U.S. dollars

Basic net earnings per share		1.49	1.17	2.62

Diluted net earnings per share		1.39	1.08	2.42

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic		45,622	45,160	45,279

Effect of stock-based awards		263	702	669
Effect of conversion of Notes		3,421	3,421	3,421

Diluted		49,306	49,283	49,369

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. dollars		U.S. dollars
Net income	68,006	52,763	118,515
Other comprehensive income, net of tax:
Change in net unrealized gains on available-for-sale marketable securities	967	(663)	(558)
Deferred tax expense	-	-	632
Total other comprehensive income (loss)	967	(663)	74

Total comprehensive income	68,973	52,100	118,589

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

						Accumulated
	Ordinary Shares		Number of		Additional	Other		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Comprehensive	Retained	shareholders'
	Number of	U.S. Dollars	Shares	Shares	capital	Income (loss)	earnings	equity
	Shares Issued	(in thousands)		U.S. Dollars (in thousands)
Balances at
December 31, 2023	46,993,998	176	(2,092,376)	(1,898)	200,389	129	277,352	476,148

Share-based
compensation
expense	-	-	-	-	7,198	-	-	7,198
Exercise of share
options and RSUs	416,316	1	-	-	28	-	-	29
Unrealised gain on investments	-	-	-	-	-	(663)	-	(663)
Dividend paid	-	-	-	-	-	-	(60,045)	(60,045)
Net income	-	-	-	-	-	-	52,763	52,763

Balances at
June 30, 2024	47,410,314	177	(2,092,376)	(1,898)	207,615	(534)	270,070	475,430

Share-based
compensation
expense	-	-	-	-	7,303	-	-	7,303
Exercise of share
options and RSUs	131,368	*	-	-	13	-	-	13
Unrealised gain on investments	-	-	-	-	-	105	-	105
Deferred tax expense	-	-	-	-	-	632	-	632
Net income	-	-	-	-	-	-	65,752	65,752
Balances at
December 31, 2024	47,541,682	177	(2,092,376)	(1,898)	214,931	203	335,822	549,235

Share-based
compensation
expense	-	-	-	-	8,275	-	-	8,275
Exercise of share
options and RSUs	253,139	1	-	-	-	-	-	1
Unrealised gain on investments	-	-	-	-	-	967	-	967
Net income	-	-	-	-	-	-	68,006	68,006

Balances at
June 30, 2025	47,794,821	178	(2,092,376)	(1,898)	223,206	1,170	403,828	626,484

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

*Represents an amount less than $1 thousand

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. dollars		U.S. dollars
Cash flows from operating activities:
Net income	68,006	52,763	118,515
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	5,749	5,040	10,666
Deferred tax income	(1,017)	(1,696)	(1,751)
Amortization of debt issuance costs	547	547	1,094
Share based compensation expense	8,275	7,198	14,501
Change in provision for doubtful debts	30	112	34
Other non-cash expenses	28	-	260
Financial (income) expense related to finance lease liabilities	662	-	(102)

Changes in operating assets and liabilities:
Trade accounts receivable	(13,105)	19,267	(12,179)
Inventories	(27,640)	(14,467)	(32,154)
Due from related parties	(15)	(1)	3
Other assets	85	(9,371)	(3,728)
Trade accounts payable	(5,796)	(4,713)	4,275
Other current liabilities	11,057	15,467	22,949
Change in operating lease asset	884	662	1,111
Change in operating lease liability	(625)	(662)	(1,255)

Net cash provided by operating activities	47,125	70,146	122,239

Cash flows from investing activities:
Proceeds from acquisition (a)	-	1,295	1,295
Proceeds from (investment in) short-term deposits (net)	27,000	(41,000)	(15,750)
Proceeds from (investment in) long-term deposits (net)	6,000	15,000	(5,000)
Purchase of fixed assets	(5,627)	(5,133)	(10,102)
Purchase of intangible assets	(225)	(126)	(261)
Purchase of marketable securities	(25,657)	(25,653)	(45,810)
Redemption of marketable securities	16,720	11,950	19,716

Net cash provided by (used in) investing activities	18,211	(43,667)	(55,912)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. dollars		U.S. dollars
Cash flows from financing activities:
Proceeds from exercise of share options	-	29	42
Finance lease liability	(60)		(42)
Dividend payment	-	(60,045)	(60,045)

Net cash used in financing activities	(60)	(60,016)	(60,045)
Effect of change in exchange rate on cash and cash equivalents	528	(230)	(26)

Net increase (decrease) in cash and cash
equivalents	65,804	(33,767)	6,256
Cash and cash equivalents at beginning of
the period	126,224	119,968	119,968
Cash and cash equivalents at end of the
period	192,028	86,201	126,224

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. dollars		U.S. dollars
(a) Acquisition of subsidiary, consolidated for the first time:
Working capital adjustments	-	1,295	1,295

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. dollars		U.S. dollars
Supplementary cash flows information:
Income taxes paid	7,381	4,497	10,450
Interest received	13,141	6,125	22,744
Lease payments	1,332	1,040	2,153

Non-cash transactions:
Fixed assets purchased with supplier credit	496	550	435

Right-of-use asset recognized with corresponding operating lease liability	255	2,573	2,135
Right-of-use asset recognized with corresponding financial lease liability	-	-	4,882

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

A.
Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 21.0% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 17.1% by Chroma Ate Inc., a Taiwanese company (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

B.
On June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue.

Currently, the Company’s activities in Israel remain largely unaffected. As of June 30, 2025, the impact of this war on the Company’s results of operations and financial condition included increased shipping costs recorded in the Selling, General and Administrative expenses line item.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A.          Statement of compliance

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s 2024 annual audited consolidated financial statements for the year ended December 31, 2024.

Reclassifications

As a result of changes in presentation, certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no material effect on the reported results of operations.

New Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is evaluating the impact of this amendment on its consolidated financial statements.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2024 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

In the opinion of management of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2025, and its results of operations for the six months ended June 30, 2025, and 2024, and cash flows for the six months ended June 30, 2025, and 2024. The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other future interim or annual period.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A.          General

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT” and also listed and traded on the Tel-Aviv stock exchange.

B.          Changes in Stock Options and RSUs

The number of restricted share units (RSUs) vested in the six-month period ended June 30, 2025, was 253,139.

In the first six months of 2025, 266,773 stock options and RSUs were granted by the Company with a vesting period of one to four years.

2025 Grant
Valuation assumptions:
Dividend yield	-
Expected volatility	62%
Risk-free interest rate	3.67%
Expected life (years) *	4.0
Vesting period (years)	1.0

*Expected life for the periods presented was determined according to the simplified method. The Company determined that the simplified method is appropriate due to substantial changes in vesting periods of options granted which cause existing historical experience to be irrelevant to expectations for current grants.

C.          Share-based Compensation Expense

The total share-based compensation expense amounted to $8,275, $7,198, and $14,501 for the six-month periods ended June 30, 2025 and 2024 and the year ended December 31, 2024, respectively.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information

A.          Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2025 and December 31, 2024 is denominated in the following currencies:

	June 30,	December 31,
	2025	2024
	U.S. Dollars
US Dollars	181,795	117,638
New Israeli Shekels	4,007	5,243
Other currencies	6,226	3,343

	192,028	126,224

Short-term deposits are bank deposits in US Dollars with an original maturity of more than three months and remaining term at the balance sheet date of no more than twelve months. As of June 30, 2025, the average annual interest rate was 4.84%.

B.          Marketable Securities

Summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of June 30, 2025 and December 31, 2024:

	June 30, 2025
	U.S. Dollars
Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	33,286	70	(3)	33,353
Government bonds	6,612	-	-	6,612
	39,898	70	(3)	39,965
Matures after one year:
Corporate bonds	79,888	975	(16)	80,847
Government bonds	6,897	123	-	7,020
	86,785	1,098	(16)	87,867
	126,683	1,168	(19)	127,832

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

B.          Marketable Securities (cont’d)

	December 31, 2024
	U.S. Dollars
Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	28,718	74	-	28,792
Government bonds	2,020	1	-	2,021
	30,738	75	-	30,813
Matures after one year:
Corporate bonds	80,144	366	(306)	80,204
Government bonds	6,864	47	-	6,911
	87,008	413	(306)	87,115
	117,746	488	(306)	117,928

The amortized cost and estimated fair value of marketable securities classified by the maturity date listed on the security, regardless of the Consolidated Balance Sheet classification, is as follows at June 30, 2025 and December 31, 2024:

	June 30, 2025
	Amortized Cost	Fair Value
	U.S. Dollars
Due within one year	39,898	39,965
Due after one through five years	86,785	87,867
Due after five through ten years	-	-
Total marketable securities	126,683	127,832

	December 31, 2024
	Amortized Cost	Fair Value
	U.S. Dollars (in thousands)
Due within one year	30,738	30,813
Due after one through five years	87,008	87,115
Due after five through ten years	-	-
Total marketable securities	117,746	117,928

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

B.          Marketable Securities (cont’d)

The following table summarizes the estimated fair value and gross unrealized holding losses of marketable securities, aggregated by investment instrument and period of time in an unrealized loss position, at June 30, 2025 and December 31, 2024.

	In Unrealized Loss Position For Less Than 12 Months
June 30, 2025	Fair Value	Gross Unrealized Loss
	U.S. Dollars

Corporate bonds	3,340	(16)
	3,340	(16)

	In Unrealized Loss Position For Less Than 12 Months
December 31, 2024	Fair Value	Gross Unrealized Loss
	U.S. Dollars

Corporate bonds	34,083	(306)
	34,083	(306)

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024, aggregated by the level in the fair-value hierarchy within which those measurements fall:

	June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
	U.S. Dollars

Assets
Marketable securities (current assets)	39,965	6,612	33,353	-
Marketable securities (non-current assets)	87,867	7,020	80,847	-
Total Assets	127,832	13,632	114,200	-

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

B.          Marketable Securities (cont’d)

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
	U.S. Dollars

Assets
Marketable securities (current assets)	30,813	1,016	29,797	-
Marketable securities (non-current assets)	87,115	6,911	80,204	-
Total Assets	117,928	7,927	110,001	-

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. In the periods ended June 30, 2025 and December 31, 2024, the Company invested in marketable securities.

Marketable securities are classified within Level 2 because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

C.          Inventories

	June 30,	December 31,
	2025	2024
	U.S. Dollars
Components	74,612	65,845
Work in process	33,209	21,445
Finished products (including systems at customer locations not yet sold)	41,247	35,793

	149,068	123,083

Inventories are presented in:

	June 30,	December 31,
	2025	2024
	U.S. Dollars
Current assets	133,709	111,204
Long-term assets	15,359	11,879

	149,068	123,083

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

D.          Other Current Assets

	June 30,	December 31,
	2025	2024
	U.S. Dollars

Interest receivable	8,397	9,269
Due from Government institutions and income tax receivables	7,372	5,457
Prepaid expenses and vendor downpayments	3,955	5,499
Other	1,494	1,122

	21,218	21,347

E.          Property, Plant and Equipment, Net

	June 30,	December 31,
	2025	2024
	U.S. Dollars
Land	1,416	1,401
Building	25,993	23,444
Machinery and equipment	38,155	33,474
Office furniture and equipment	1,479	1,129
Computer equipment and software	8,749	7,197
Automobiles	499	431
Leasehold improvements	3,769	3,508
Operating lease right of use assets	3,581	8,442
Finance lease right of use assets	4,881	4,881
	88,522	83,907

Less - accumulated depreciation	31,717	29,711

	56,805	54,196

Depreciation for the six months period ended June 30, 2025 and for the year ended December 31, 2024 amounted to $3,823 and $6,825, respectively.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

F.          Intangible Assets, Net

	June 30,	December 31,
	2025	2024
	U.S. Dollars
Cost:
Patent registration costs	2,796	2,569
Acquired technology	12,200	12,200
Acquired trade names	2,700	2,700
Acquired customer relationship	2,000	2,000
	19,696	19,469

Less accumulated amortization	8,040	6,112

Total intangible assets, net	11,656	13,357

Amortization expense for the six months period ended June 30, 2025 and for the year ended December 31, 2024 amounted to $1,926 and $3,841, respectively.

G.          Other Current Liabilities

	June 30,	December 31,
	2025	2024
	U.S. Dollars

Advances from customers and deferred revenues	37,621	28,919
Accrued employee compensation and other related benefits	14,902	15,708
Commissions	13,351	12,733
Government institutions and income tax payable	11,104	10,072
Accrued warranty costs (1)	4,701	4,355
Accrued expenses	5,189	3,005
Operating lease obligations	1,871	2,204
Finance lease obligations	341	284

	89,080	77,280

(1)          Changes in the accrued warranty costs are as follows:

	June 30,	December 31,
	2025	2024
	U.S. Dollars

Beginning of period	4,355	3,397
Accruals	4,414	7,643
Usage	(4,068)	(6,685)

Balance at end of period	4,701	4,355

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

H.          Convertible Notes

The Convertible Senior Notes consisted of the following:

	June 30,	December 31,
	2025	2024
	U.S. Dollars
Liability:
Principle:	200,000	200,000
Unamortized issuance costs	(1,528)	(2,075)
Net carrying amount	198,472	197,925

As of June 30, 2025, the debt issuance costs of the Notes will be amortized over the remaining term of approximately 1.5 years.

The annual effective interest rate of the Notes is 0.56%. In the six-months ended June 30, 2025, $547 was recorded as amortization of debt issuance costs (In the year ended December 31, 2024 - $1,094).

As of June 30, 2025, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $305,811 (December 31, 2024 - $301,157). The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of June 30, 2025, the if-converted value of the Notes exceeded the principal amount by $105,811 (December 31, 2024, the if-converted value of the Notes exceeded the principal amount by $101,157).

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Statements of Operations

A.	Selling, general and administrative expenses

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. Dollars
Selling (1)	27,490	23,004	48,134
General and administrative	9,175	7,690	15,461

	36,665	30,694	63,595

(1) Including shipping and handling costs	3,069	2,029	4,120

B.          Financial income (expenses), net

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. Dollars
Interest income	12,741	11,812	24,841
Amortization of issuance costs of convertible notes	(547)	(547)	(1,094)
Other, net (1)	(1,819)	(641)	(578)

	10,375	10,624	23,169

(1) Including foreign currency expense resulting from transactions not denominated in U.S. Dollars	(1,327)	(313)	37

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 6 - Segments and Entity-Wide Information

The Company has one reporting segment.

The Company’s chief operating decision maker (“CODM”) is its chief executive officer.

The CODM assesses performance and decides how to allocate resources based on net income that is also reported on the income statement as net income. The CODM is regularly provided only with the consolidated expenses as noted on the face of the income statement.

The measurement of segment assets is reported on the balance sheet as total consolidated assets.

The chief operating decision maker uses net income to evaluate income generated from the segment assets (return on assets) in deciding whether to reinvest profits into the segment or into other parts of the entity, such as for acquisitions or to pay dividends.

Net income is used to monitor budget versus actual results. The chief operating decision maker also used net income in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with monitoring of budget versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

The majority of long-lived assets are located in Israel and substantially all revenues are derived from sales to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	U.S. Dollars
China	107,883	54,934	132,556
Asia Pacific	96,882	53,781	133,772
United States	17,278	12,924	29,282
Korea	14,187	69,159	117,135
Europe	5,725	8,803	16,489

	241,955	199,601	429,234

	June 30,	December 31,
	2025	2024
	%
Israel	70	66
Germany	26	29
Other	4	5
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net, and intangible assets excluding goodwill